FLUOROPHARMA MEDICAL, INC.
500 Boylston Street, Suite1600
Boston, MA 02116

September 8, 2011
VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Attention: Re:
Jay E. Ingram, Esq.
Edward M. Kelly, Esq.
Ernest M. Greene
Nudrat S. Salik

FluoroPharma Medical, Inc.
Amendment 2 to Current Report on Form 8-K dated May 16, 2011
Filed August 4, 2011

Annual Report on Form 10-K for the fiscal year ended December 31, 2010
Filed March 16, 2011

Quarterly Report on Form 10-Q for the quarter ended June 30, 2011
Filed August 15, 2011

Gentlemen:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated August 16, 2011 (the “Comment Letter”) with respect to the above-referenced filings.

In order to facilitate your review, we have restated and responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

Form 8-K/A filed August 4, 2011

Item 9.01 – Financial Statements

General

1.	We note your response to comment 3 in our letter dated July 25, 2011. Please address the following:

•	Please specifically tell us your basis for allocation between the issuances of common and preferred stock and warrants. Please provide a robust description of your methodology.

•	Please tell us what consideration you gave to ASC 815-40-15 in accounting for the anti-dilution provisions.

•
You indicated that there is a one to one conversion to common stock.  However, the conversion price is set at $0.83 per share.  Please advise.  Please tell us the fair value of your common stock on the date of issuance of your preferred stock,  Please also tell us what consideration you gave as to whether there is a beneficial conversion feature.

Response:

With respect to the Staff's first request above for allocation information between issuances of common and preferred stock and warrants, we advise you of the following:

•
Commencing May 16, 2011, the Company entered into an offering, (the Offering), representing subscription agreements with various investors, which provided for two investment alternatives for interested investors:

o
 Investment Alternative #1:  Investors willing to individually invest $1,500,000 or more in the Company would receive Series A Preferred Stock of the Company, par value $.0001, along with a Series A Warrant to purchase a number of shares of common stock equal to 50% of the Series A Preferred Stock shares purchased. The combined purchase price of the share and the corresponding warrant amounted to a price of $0.83 per preferred share.

o
Investment Alternative #2:  Investors, who individually invest less than $1,500,000, would not have the opportunity to invest in the Series A Preferred Stock of the Company. Instead, such investors would be entitled to the Company's common stock, par value $0.0001 per share, along with a Series A Warrant to purchase a number of shares of common stock equal to 35% of the number of common stock shares purchased.

•	The exercise price of the Series A Warrant for both Investment Alternative #1 and Investment Alternative #2 was set at $1.33 per share.

•
With respect to the allocation of proceeds from the Offering between common stock, Series A Preferred Stock, and Series A Warrants, the Company summarized the proceeds from the Offering into two categories of proceeds; investors choosing Investment Alternative #1 and investors choosing Investment Alternative #2.

•
Between May 16, 2011 and June 30, 2011 total proceeds from sales to investors choosing Investment Alternative #1 totaled $1,500,000, all occurring on May 16, 2011. During the same period, total proceeds from sales to investors choosing Investment Alternative #2 totaled $2,979,856.

•
With respect to proceeds received from Investment Alternative #1, the Company allocated the respective proceeds received from investors between the warrants and the convertible preferred stock on a relative fair value basis. For issued warrants in connection with Investment Alternative #1, the Company has determined that the relative fair value should be recognized as an increase to additional paid in capital, with a corresponding preferred stock dividend in accordance with ASC 470-20-35-7 [See more detailed discussion related to beneficial conversion features in response to the Staff's third request from the August 16, 2011 letter of comment].

•
With respect to proceeds received from Investment Alternative #2, the Company has determined that no specific allocation between common stock and additional paid in capital is necessary, since both the value of the issued warrants and the value of common stock in excess of its par value are both components of additional paid in capital.

With respect to the Staff's second request above regarding the Company's consideration of ASC 815-40-15 regarding anti-dilution provisions, we advise you of the following:

•
Regarding the Series A Warrants that were issued, the Company evaluated the anti-dilution provisions of the agreement and noted that the only conditions which would trigger these provisions were related to equity restructurings within the Company (such as stock dividends and splits, liquidations, mergers, etc.). Therefore, the Company concluded that none of those conditions were affected by changes in the Company's market price of its common shares and therefore these anti-dilution provisions met the conditions of a standard anti-dilution provision in ASC 815-40-25-41.

•	Regarding the embedded conversion feature in the Series A Preferred Stock, the Company concluded the following:

o
With respect to those anti-dilution provisions that were related to potential equity restructurings within the Company, the Company concluded that none of those provisions were market-driven and therefore such provisions met the conditions of a standard anti-dilution provision.

o
With respect to the provision in the agreement that provides for adjustments to the Series A Preferred Stock Conversion Price to a price equal to a per share price of additional issuances of common stock, if the price is less than the Conversion Price, the Company determined that this provision caused a further evaluation of the embedded conversion feature in accordance with ASC 815-40-25-42  and ASC 815-15-25-17.  The Company concluded that since the host instrument was cumulative participating perpetual preferred stock, it was more akin to equity than debt.   Therefore, the Company concluded that the embedded conversion feature was clearly and closely related to the host instrument (the Preferred Stock) and concluded that embedded conversion feature did not require separate accounting as a derivative.

 With respect to the Staff's third comment above requesting information regarding the Company's previous response that there is a one-to-one conversion of preferred stock to common stock, information on the fair value of the Company’s common stock on the date of issuance of the preferred stock, and the Company’s consideration of whether there was a beneficial conversion feature, we advise you of the following:

•
The date of issuance for all of the aforementioned preferred stock between May 16, 2011 and June 30, 2011 was May 16, 2011 and the fair value of the Company’s common stock on May 16 was determined to be $0.83 per share.

•
When the Company originally evaluated the preferred stock and common stock, the Company compared the stated value of the preferred stock of $0.83 per share to the conversion price of $0.83 per share and originally concluded that there was a one to one ratio.

•
As a result of the Staff’s comment, the Company has reevaluated the accounting for the issuance of the preferred stock and free standing warrants using the principles of ASC 470-20-30-5, whereby the Company allocated the proceeds received in the financing transaction, which included the Series A Preferred Stock and the detachable Series A Warrant on a relative fair value basis.  Upon determining the relative fair value of both the Series A Convertible Preferred Stock and the detachable Series A Warrant, the Company determined the following:

o
The relative fair value of the Series A Warrant totaled $420,648.  Using the principles of ASC 470-20-35-7, the Company concluded that the preferred stock discount related to the warrant was analogous to a dividend and should be reflected as a dividend upon issuance, since the preferred stock is convertible upon issuance.

o
After determining the relative fair value of the proceeds attributable to the Series A Preferred Stock, the Company determined the intrinsic value of common stock that would be received, based on the fair value of the Company’s common stock on the date of issuance to the relative fair value of the proceeds attributable to the Series A Preferred Stock to determine whether there was a beneficial conversion feature.  The Company concluded that there was a beneficial conversion feature amounting to $420,648, which under the principles of ASC 470-20-35-7, would be analogous to a dividend and should be reflected as a dividend upon issuance, since the preferred stock is convertible upon issuance.

o
The Company evaluated the unrecorded preferred stock discount and dividend as of June 30, 2011 and has concluded that it is appropriate to amend the June 2011 10Q to reflect an increase in additional paid in capital and a corresponding preferred stock dividend of approximately $841,296.  The effect of this amendment would have no impact on the Company’s net loss or net stockholders’ equity.

Upon satisfactory resolution of this matter with the SEC Staff, the Company intends to amend its Form 10Q for the period ended June 30, 2011 to reflect this preferred stock dividend. With respect to this amended filing, the Company plans to include the following footnote disclosure in the restated financial statements:

Restatement:

The financial statements as of and for the period ended June 30, 2011 have been restated to reflect preferred stock dividends totaling $841,296. This restatement results from the Company following the guidance of ASC for 470-20, which provides accounting guidance for convertible preferred stock with detachable warrants, related to the its recent issuance of Series A Preferred Stock and corresponding detachable Series A Warrant in May 2011.  As a result of this guidance, since the preferred stock is permitted to be converted by the holder upon issuance, the Company recorded a preferred stock dividend of $420,648, representing the relative fair value of the Series A Warrant, and an additional preferred stock dividend of $420,648, representing the beneficial conversion feature for the Series A Preferred Stock, as of the date of the closing of this equity financing.

The effect of this restatement is an increase to additional paid in capital of $841,296 with a corresponding charge to accumulated deficit for the same amount as of and for the period ended June 30, 2011. This restatement has no impact on the Company's net financial condition or results from operations for the period.   See Note _____for additional information related to the Series A Preferred Stock equity financing.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2.
We note your response to comment 11 in our letter dated July 25, 2011.  Please file an amended Form 10-k for the year ended December 31, 2010 to include the revised audit opinion that references the related statement of operations, stockholders’ equity, and cash flows for the period January 25, 2007 (Inception) to December 31, 2010.

Response: The Company intends to file an amended 10-K for the fiscal year ended December 31, 2011 to include a revised audit opinion of Weaver & Martin, LLC.

Form 10-Q for the quarter ended June 30, 2011

Exhibit 31.1

3.
We note that you omit the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” in the introductory portion of paragraph 4.  Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item.  Please revise in future filings.

Response: The Company will revise the language in Exhibit 31.1 in future filings to include the exact language set forth in Item 601(b)(31).

If you have any questions, please contact the undersigned or our counsel, Marc J. Ross or Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP at (212)930-9700.

Very truly yours, /s/ Johan M. (Thijs) Spoor Johan M. (Thijs) Spoor Chief Executive Officer